SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 --------------

                                    FORM 11-K



[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the fiscal year ended December 31, 1998


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from _____________ to _____________

                          Commission File Number 1-106


                                  -------------


A:       Full title of Plan:

                  LYNCH CORPORATION 401(k) SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  Lynch Corporation
                  401 Theodore Fremd Avenue
                  Rye, NY 10580

                      Lynch Corporation 401(k) Savings Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1998 and 1997





                                    Contents


Report of Independent Auditors.............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................2
Statements of Changes in Net Assets Available for Benefits.................4
Notes to Financial Statements..............................................6

Supplemental Schedules

Line 27a-Schedule of Assets Held for Investment Purposes..................11
Line 27d-Schedule of Reportable Transactions..............................12

                         Report of Independent Auditors

Board of Directors
Lynch Corporation

We have audited the accompanying statements of net assets available for benefits of the Lynch Corporation 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                        /s/ Ernst & Young LLP

Stamford, Connecticut
June 21, 1999

                      Lynch Corporation 401(k) Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1998

                                                                  Fund Information
                                             --------------------------------------------------------------
                                                                 Galaxy
                                             Hancock Stable       U.S.          Mutual         Mutual
                                               Value Fund       Treasury      Qualified    Discovery Fund
                                                                  Fund           Fund
                                             --------------------------------------------------------------
Assets
Investments at contract value:
  John Hancock Mutual Life Insurance
   Company:
   Unallocated Guaranteed Investment
     Contracts .........................   $    49,027
Investments at fair value:
  Fleet Investment Management:
   Fleet Stable Asset Fund .............       936,886
   Mutual Qualified Fund ...............                                 $ 1,077,224
   Galaxy U.S. Treasury Fund ...........                  $   322,504
   Mutual Discovery Fund ...............                                                $   229,831
   Lynch Corporation Common Stock ......
   East/West Communications Inc. Class A
     Common Stock ......................
  Participant notes receivable .........
 Short-term investments ................        34,785
                                            ----------     ----------     ----------     ----------
Total investments ......................     1,020,698        322,504      1,077,224        229,831

Receivables:
   Participants' contributions .........           627            516          1,166             59
   Employer's contribution .............         1,390            873          2,266            233
   Other ...............................         5,647           --              113           --
                                            ----------     ----------     ----------     ----------
Total receivables ......................         7,664          1,389          3,545            292
                                            ----------     ----------     ----------     ----------
Total assets ...........................     1,028,362        323,893      1,080,769        230,123
                                            ----------     ----------     ----------     ----------

Liabilities
Excess contributions payable ...........        (2,165)          (591)        (2,426)          (576)
Other liabilities ......................          (372)          --             --             --
                                            ----------     ----------     ----------     ----------
Total liabilities ......................        (2,537)          (591)        (2,426)          (576)
                                            ----------     ----------     ----------     ----------

Net assets available for benefits ......   $ 1,025,825    $   323,302    $ 1,078,343    $   229,547
                                           ===========    ===========    ===========    ===========




                      Lynch Corporation 401(k) Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1998 (Continued)





                                                           Fund Information
                                             --------------------------------------------
                                                Lynch
                                              Corporation        Loan
                                               Stock Fund         Fund           Total
                                             --------------------------------------------
Assets
Investments at contract value:
  John Hancock Mutual Life Insurance
   Company:
   Unallocated Guaranteed Investment
     Contracts .........................                                        $   49,027
Investments at fair value:
  Fleet Investment Management:
   Fleet Stable Asset Fund .............                                           936,886
   Mutual Qualified Fund ...............                                         1,077,224
   Galaxy U.S. Treasury Fund ...........                                           322,504
   Mutual Discovery Fund ...............                                           229,831
   Lynch Corporation Common Stock ......     $  355,179                            355,179
   East/West Communications Inc. Class A
     Common Stock ......................          7,557                              7,557
 Participant notes receivable ..........                      $   79,909            79,909
 Short-term investments ................         57,360                             92,145
                                             ----------       ----------        ----------
Total investments ......................        420,096           79,909         3,150,262
                                             ----------       ----------        ----------

Receivables:
   Participants' contributions .........           162               --              2,530
   Employer's contribution .............           517               --              5,279
   Other ...............................            80               --              5,840
                                             ---------        ----------        ----------
Total receivables ......................           759               --             13,649
                                             ---------        ----------        ----------
Total assets ...........................       420,855            79,909         3,163,911
                                             ---------        ----------        ----------
Liabilities
Excess contributions payable ...........        (1,678)              --             (7,436)

Other liabilities ......................            --               --               (372)
                                             ---------        ----------        ----------
Total liabilities ......................        (1,678)              --             (7,808)
                                             ---------        ----------        ----------
Net assets available for benefits ......    $  419,177         $  79,909        $3,156,103
                                             =========        ==========        ==========



See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1997


                                                                       Fund Information
                                               ---------------------------------------------------------------
                                               Hancock Stable      Galaxy
                                                 Value Fund         U.S.          Mutual          Mutual
                                                                 Treasury       Qualified     Discovery Fund
                                               ---------------------------------------------------------------
Assets
Investments at contract value:
  John Hancock Mutual Life Insurance Company:
   Unallocated Guaranteed Investment Contracts   $   262,826
Invewtment at fair value:
 Fleet Investment Management:
   Fleet Stable Asset Fund ...................       723,344
   Mutual Qualified Fund .....................                                 $1,023,054
   Galaxy U.S. Treasury Fund .................                  $   329,610
   Mutual Discovery Fund .....................                                               $   145,473
   Lynch Corporation Common Stock ............
 Participant notes receivable ................
 Short-term investments ......................        21,820
                                                  ----------     ----------    ----------     ----------
Total investments ............................     1,007,990        329,610     1,023,054        145,473

Receivables:
   Participants' contributions ...............         4,001            597         5,644            737
   Employer's contribution ...................         6,979          3,557         7,693          1,304
   Other .....................................          --             --            --             --
                                                  ----------     ----------    ----------     ----------
Total receivables ............................        10,980          4,154        13,337          2,041
                                                  ----------     ----------    ----------     ----------
Total assets .................................     1,018,970        333,764     1,036,391        147,514
                                                  ----------     ----------    ----------     ----------

Liabilities
Excess contributions payable .................           (17)          --            (644)          --
Other liabilities ............................          (173)          --            --             --
                                                  ----------     ----------    ----------     ----------
Total liabilities ............................          (190)          --            (644)          --
                                                  ----------     ----------    ----------     ----------
Net assets available for benefits ............   $ 1,018,780    $   333,764   $ 1,035,747    $   147,514
                                                  ==========     ==========    ==========     ==========





                      Lynch Corporation 401(k) Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1997 (Continued)


                                                                 Fund Information
                                                  --------------------------------------------
                                                    Lynch
                                                  Corporation        Loan
                                                   Stock Fund         Fund           Total
                                                  --------------------------------------------
Assets
Investments at contract value:
 John Hancock Mutual Life Insurance Company:
   Unallocated Guaranteed Investment Contracts:                                    $  262,826
Invewtment at fair value:
 Fleet Investment Management:
   Fleet Stable Asset Fund ...................                                        723,344
   Mutual Qualified Fund .....................                                      1,023,054
   Galaxy U.S. Treasury Fund .................                                        329,610
   Mutual Discovery Fund .....................                                        145,473
   Lynch Corporation Common Stock ............     $  418,154                         418,154
 Participant notes receivable ................                      $  90,118          90,118
 Short-term investments ......................         12,119                          33,939
                                                   ----------       ----------     ----------

Total investments ............................        430,273          90,118       3,026,518

Receivables:
   Participants' contributions ...............          1,333             --           12,312
   Employer's contribution ...................          1,953             --           21,486
   Other .....................................          4,729             --            4,729
                                                   ----------       ----------     ----------
Total receivables ............................          8,015             --           38,527
                                                   ----------       ----------     ----------
Total assets .................................        438,288          90,118       3,065,045
                                                   ----------       ----------     ----------
Liabilities
Excess contributions payable .................           (72)             --             (733)
Other liabilities ............................           --               --             (173)
                                                   ----------       ----------     ----------
Total liabilities ............................           (72)             --             (906)
                                                   ----------       ----------     ----------
Net assets available for benefits ............   $   438,216        $  90,118      $3,064,139
                                                  ==========        ==========     ==========



See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

                  Statement of Changes in Net Assets Available
                      for Benefits, With Fund Information

                          Year ended December 31, 1998


                                                                                  Fund Information
                                                             ----------------------------------------------------------
                                                                               Galaxy
                                                                Hancock         U.S.          Mutual       Mutual
                                                             Stable Value     Treasury      Qualified     Discovery
                                                                 Fund           Fund           Fund         Fund
                                                             ----------------------------------------------------------
Additions:
   Investment income:
   Net depreciation in fair value of investments ...       $      --       $    --     $  (102,850)      $(29,144)
    Interest ........................................          8,150         14,176           --             --
    Dividends .......................................         49,768           --          104,944         16,310
                                                          ----------     ----------     ----------      ----------
                                                              57,918         14,176          2,094        (12,834)

   Contributions:
     Participants ....................................        73,507         47,275        118,888         24,110
     Employer ........................................         6,761          3,773          7,004          1,327
                                                          ----------     ----------     ----------      ----------
                                                              80,268         51,048        125,892         25,437
                                                          ----------     ----------     ----------      ----------
Total additions ......................................       138,186         65,224        127,986         12,603

Deductions:
   Benefits paid to participants .....................       (92,830)       (30,119)       (72,211)       (10,574)
   Excess contributions and related investment income           (867)          (521)        (1,293)          (576)
                                                          ----------     ----------     ----------      ----------
Total deductions .....................................       (93,697)       (30,640)       (73,504)       (11,150)
                                                          ----------     ----------     ----------      ----------

Net increase (decrease) prior to transfers ...........        44,489         34,584         54,482          1,453
Transfers (from) to other funds ......................       (37,444)       (45,046)       (11,886)        80,580
                                                          ----------     ----------     ----------      ----------

Net increase (decrease) ..............................         7,045        (10,462)        42,596         82,033

Net assets available for benefits at beginning of year     1,018,780        333,764      1,035,747        147,514
                                                          ----------     ----------     ----------      ----------
Net assets available for benefits at end of year .....   $ 1,025,825     $  323,302    $ 1,078,343      $ 229,547
                                                          ==========     ==========     ==========      =========




                      Lynch Corporation 401(k) Savings Plan

                  Statement of Changes in Net Assets Available
                      for Benefits, With Fund Information

                          Year ended December 31, 1998 (Continued)





                                                                      Fund Information
                                                            ----------------------------------------
                                                                Lynch
                                                             Corporation       Loan
                                                              Stock Fund       Fund          Total
                                                            ----------------------------------------
Additions:
   Investment income:
   Net depreciation in fair value of investments .....     $ (55,922)    $      --      $  (187,916)
     Interest ........................................         2,962          6,805          32,093
     Dividends .......................................          --             --           171,022
                                                           ----------    ----------      ----------
                                                             (52,960)         6,805          15,199
   Contributions:
     Participants ....................................        37,027            --          300,807
     Employer ........................................         1,946            --           20,811
                                                          ----------     ----------      ----------
                                                              38,973            --          321,618
                                                          ----------     ----------      ----------
Total additions ......................................       (13,987)         6,805         336,817

Deductions:
   Benefits paid to participants .....................       (12,603)       (21,815)      (240,152)
   Excess contributions and related investment income         (1,444)          --           (4,701)
                                                          ----------     ----------      ----------
Total deductions .....................................       (14,047)       (21,815)      (244,853)
                                                          ----------     ----------      ----------

Net increase (decrease) prior to transfers ...........       (28,034)       (15,010)        91,964
Transfers (from) to other funds ......................         8,995          4,801           --
                                                          ----------     ----------      ----------

Net increase (decrease) ..............................       (19,039)       (10,209)        91,964

Net assets available for benefits at beginning of year       438,216         90,118      3,064,139
                                                          ----------    ----------      ----------
Net assets available for benefits at end of year .....   $   419,177    $    79,909    $ 3,156,103
                                                         ===========     ==========     ==========



See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

                  Statement of Changes in Net Assets Available
                      for Benefits, With Fund Information

                          Year ended December 31, 1997

                                                                    Fund Information
                                       ----------------------------------------------------------------------
                                                         Vanguard       Galaxy      Vanguard
                                           Hancock         U.S.          U.S.      Convertible      Mutual
                                        Stable Value     Treasury      Treasury    Securities      Qualified
                                            Fund           Fund          Fund         Fund           Fund
                                       ------------------------------------------------------------------------
Additions:
   Investment income:
     Net appreciation
       (depreciation) in fair value      $              $              $             $  (1,021)    $  106,251
       of investments .............          --             --             --             --
     Interest .....................        23,648           --             --             --             --
     Dividends ....................        33,667          6,525         12,016            544        102,250
                                         --------       --------       --------       --------       --------
                                           57,315          6,525         12,016           (477)       208,501

   Contributions:
     Participants .................        77,746          6,659         34,709         10,682        124,470
     Employer .....................         7,479           --            3,837           --            8,463
                                          --------       --------       --------       --------       --------
                                           85,225          6,659         38,546         10,682        132,933
                                          --------       --------       --------       --------       --------
Total additions ...................       142,540         13,184         50,562         10,205        341,434

Deductions:
   Benefits paid to participants ..       (91,020)       (39,554)       (42,470)        (1,468)      (308,678)
   Excess contributions and related
    investment income..............          --             --             --             --             (386)
                                          --------       --------       --------       --------       --------
Total deductions ..................       (91,020)       (39,554)       (42,470)        (1,468)      (309,064)
                                          --------       --------       --------       --------       --------

Net increase (decrease) prior to
    transfers .....................        51,520        (26,370)         8,092          8,737         32,370
Transfers (from) to other funds ...        27,185       (355,993)       325,672        (66,860)        42,830
                                          --------       --------       --------       --------       --------

Net increase (decrease) ...........        78,705       (382,363)       333,764        (58,123)        75,200

Net assets available for benefits
   at beginning of year ...........       940,075        382,363           --           58,123        960,547
                                         --------       --------       --------       --------       --------
Net assets available for benefits
   at end of year .................   $ 1,018,780    $      --      $   333,764      $    --      $ 1,035,747
                                        =========      =========      =========      =========     ==========




Lynch Corporation 401(k) Savings Plan

                  Statement of Changes in Net Assets Available
                      for Benefits, With Fund Information

                          Year ended December 31, 1997 (Continued)



                                                                  Fund Information
                                       ----------------------------------------------------------------------
                                           Tweedy
                                           Browne        Mutual         Lynch
                                           Global       Discovery    Corporation       Loan
                                         Value Fund       Fund       Stock Fund        Fund          Total
                                       ----------------------------------------------------------------------
Additions:

Additions:
   Investment income:
    Net appreciation
       (depreciation) in fair value   $     5,662    $     3,175    $    56,541      $      --    $   170,608
       of investments .............
     Interest .....................          --               --            883          6,025         30,556
     Dividends ....................          --           14,808            504           --          170,314
                                        ---------      ---------     ---------       ---------      ---------
                                            5,662         17,983         57,928          6,025        371,478
   Contributions:
     Participants .................         9,873         20,062         39,111           --          323,312
     Employer .....................          --            1,534          2,373           --           23,686
                                        ---------      ---------     ---------       ---------      ---------
                                            9,873         21,596         41,484           --          346,998
                                        ---------      ---------     ---------       ---------      ---------
Total additions ...................        15,535         39,579         99,412          6,025        718,476

Deductions:
   Benefits paid to participants ..          --           (3,780)        (8,073)        (2,680)      (497,723)
    Excess contributions and
related investment income..........          (387)          --             --             --             (773)
                                        ---------      ---------     ---------       ---------      ---------

Total deductions ..................          (387)        (3,780)        (8,073)        (2,680)      (498,496)
                                        ---------      ---------     ---------       ---------      ---------

Net increase (decrease) prior to
    transfers .....................        15,148         35,799         91,339          3,345        219,980
Transfers (from) to other funds ...       (77,353)       111,715        (22,082)        14,886           --
                                        ---------      ---------     ---------       ---------      ---------

Net increase (decrease) ...........       (62,205)       147,514         69,257         18,231        219,980
                                        ---------      ---------     ---------       ---------      ---------
Net assets available for benefits
   at beginning of year ...........        62,205           --          368,959         71,887      2,844,159
                                        ---------      ---------     ---------       ---------      ---------
Net assets available for benefits
   at end of year .................   $      --      $   147,514    $   438,216    $    90,118    $ 3,064,139
                                      ===========     ===========     ===========   ===========    ===========


See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1998 and 1997


1. Description of Plan

The following description of the Lynch Corporation (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan Agreement which is available from the Company.

General

The Plan is a defined contribution plan covering substantially all non-union employees of the Company and the employees of certain of its subsidiaries who are at least 18 years of age and who have completed 1,000 hours of service during a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Eligible employees may elect to contribute, on a pre-tax basis, between 1% and 15% of their total annual compensation to the Plan up to the maximum allowed under the Internal Revenue Code ($10,000 in 1998 and $9,500 in 1997). An annual mandatory employer matching contribution is made to each participant's account equal to 25% of the first $800 of the participant's contribution, as defined in the Plan agreement, generally on or about the closing date of the Plan year. In addition, the employer may make a discretionary matching contribution of up to 75% of the first $800 of the participant's contribution. No such discretionary contribution was made in 1998 or 1997.

Participants' Accounts

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are vested immediately in all contributions to their accounts, including the Company's matching contributions (mandatory and discretionary, if any) and investment earnings.

Payment of Benefits

Participant benefits are paid as soon as practicable in accordance with the terms of the Plan agreement following termination of employment, permanent disability, retirement, death or upon termination of the Plan. All benefit payments are made in lump sum payments for an amount equal to the fair value of the participants' vested account balance.

                      Lynch Corporation 401(k) Savings Plan

                     Years ended December 31, 1998 and 1997


1. Description of Plan (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct employer and participant contributions in 1% increments to any of the Plan's investment options. Participants may change their investment options daily.

Effective April 11, 1997, the Fleet Stable Return Fund changed its name to the Fleet Stable Asset Fund (part of the Hancock Stable Value Fund investment option). In connection with the name change, the assets of the Fleet Stable Return Fund were sold and repurchased into the Fleet Stable Asset Fund.

In April 1997, funds invested by participants in the Vanguard U.S. Treasury Fund and the Vanguard Convertible Securities Fund were transferred to the Galaxy U.S. Treasury Fund and all funds invested in the Tweedy Browne Global Value Fund were transferred to the Mutual Discovery Fund.

During 1997, for each share of Lynch Corporation common stock held by the Lynch Corporation Stock Fund, a stock dividend equal to one share of East/West
Communications Inc. (an affiliate of the Company) Class A Common Stock was declared and issued. The total stock dividend paid to the Lynch Corporation Stock Fund was 5,038 shares.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 or up to 50% of their account balance (not to exceed $50,000). All loans must, by their terms, require repayment over a period not to exceed five years, unless for the purchase of the participant's primary residence for which the term shall be determined by the Company. Loan transactions are treated as a transfer between the investment fund and the loan fund. The loans are secured by 50% of the balance in the participant's account and bear interest at a reasonable rate as determined by the Plan administrator in accordance with the Internal Revenue Service (the "IRS") and Department of Labor ("DOL") regulations. A participant's loan shall immediately become due and payable upon termination of employment or failure to make a principal and/or interest payment as provided in the loan agreement.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to change or discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, or if contributions to the Plan cease, the Plan will distribute the assets to the participants in an amount equal to the fair value of their accounts and pay any related expenses.

Expenses

Substantially all of the administrative expenses of the Plan were paid by the Company.

                      Lynch Corporation 401(k) Savings Plan

                     Years ended December 31, 1998 and 1997


2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.
Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts were reclassified to conform to current year presentation.

Investment Valuation

Except  for  the  unallocated   guaranteed  investment  contracts,   the  Plan's
investments are stated at fair value. The shares of registered investment companies (i.e., mutual funds) are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

The unallocated guaranteed investment contracts are valued at contract value which approximates fair value as estimated by the John Hancock Mutual Life Insurance Company ("Hancock"). Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and certain administrative expenses.

Lynch Corporation and East/West Communications Inc. Class A common stock are valued at the last reported sales price on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Historical cost of the Plan's investments are determined by the weighed average method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) reflected in the statement of changes in net assets available for benefits includes the change in the difference between fair value and the cost of investments, as well as the realized gains and losses associated with the sale of investments.

                      Lynch Corporation 401(k) Savings Plan

                     Years ended December 31, 1998 and 1997


3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                       December 31
                                                1998              1997
                                           -------------------------------------

John Hancock Mutual Life Insurance Company:
  Unallocated Guaranteed
   Investment Contracts ...................          --    $  262,826

Fleet Stable Asset Fund ...................   $  936,886      723,344

Mutual Qualified Fund .....................    1,077,224    1,023,054

Mutual Discovery Fund .....................      229,831

Galaxy U.S. Treasury Fund .................      322,504      329,610

Lynch Corporation Common Stock ............      355,179      418,154



4. Contracts with Insurance Company

During 1998 and 1997, the Plan held unallocated guaranteed investment contracts with maturities in 1997 through 1999 with Hancock. Contributions from the Plan were accepted by Hancock throughout the first year of each contract and interest is earned over the contract lives at guaranteed annual rates ranging from 5.39% to 7.52%. The underlying assets within the contract are restricted solely for administrative expense and benefit payments made by the Plan.

5. Income Tax Status

The Plan intends to apply for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                      Lynch Corporation 401(k) Savings Plan

                     Years ended December 31, 1998 and 1997


6. Year 2000 Issue (unaudited)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company's focus will include both internal systems and third party service providers. With regard to internal systems that must be modified or replaced to function properly, both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company has substantially completed this effort. Costs associated with modifying software and equipment are not significant and will be paid by the Company. In addition, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant. If modification of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                             Supplemental Schedules

                      Lynch Corporation 401(k) Savings Plan

                             EIN-38-1799862 Plan-004

            Line 27a-Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                      Description of Investment, Including
  Identity of Issue, Borrower,                      Maturity Date, Rate of Interest, Par or                      Current or
    Lessor or Similar Party                                      Maturity Value                      Cost       Contract Value
---------------------------------------------------------------------------------------------------------------------------------


Hancock Stable Value Fund:

John Hancock Mutual Life Insurance
 Company*
   Unallocated Guaranteed Investment Contracts....................   Group Annuity Contract Number
                                                                     9008, 6.56%
                                                                     due June 30, 1999               $   49,027   $   49,027

   Fleet Stable Asset Fund* ......................................   93,689 shares                      936,886      936,886

Galaxy U.S. Treasury Fund ........................................   322,504 shares                     322,504      322,504

Mutual Qualified Fund ............................................   65,445 shares                    1,081,062    1,077,224

Mutual Discovery Fund ............................................   13,308 shares                      254,065      229,831

Lynch Corporation Stock Fund:

   Lynch Corporation Common Stock* ...............................   5,038 shares                       196,421      355,179

   East/West Communications Inc. Class A Common Stock* ...........   5,038 shares                           504        7,557

Participant notes receivable .....................................   Loans bear interest between
                                                                     8.25% and 8.5%                          --       79,909

 Short-term investments ..........................................                                       92,145       92,145
                                                                                                    -----------   ----------
                                                                                                     $2,932,614   $3,150,262
                                                                                                    ===========   ==========

* Indicates party-in-interest to the Plan.

                                       Lynch Corporation 401(k) Savings Plan

                                              EIN-38-1799862 Plan-004

                                   Line 27d-Schedule of Reportable Transactions

                                           Year ended December 31, 1998

                                                                                                        Current Value
                                                                                                        of Asset on
                                                                       Purchase    Selling    Cost of   Transaction   Net Gain/
Identity of Party Involved               Description of Assets          Price       Price      Asset       Date        (Loss)
----------------------------------------------------------------------------------------------------------------------------------

Category (i)--A single transaction in excess of 5% of the current value of plan assets

John Hancock Mutual
  Life Insurance Company*
                                       Guaranteed Investment Contracts
                                         220,592 shares .............       --     $220,592   $220,592   $220,592   $   --

Fleet Investment Management*           Short-term investments
                                         220,592 shares .............   $220,592         --    220,592    220,592       --

                                       Short-term investments
                                         221,482 shares .............       --      221,482    221,482    221,482       --

                                       Fleet Stable Asset Fund
                                         22,148 shares ..............    221,482         --    221,482    221,482       --

Category (iii)--A series of transactions in excess of 5% of plan assets

John Hancock Mutual Life
  Insurance Company*
                                        Guaranteed Investment Contracts
                                          6,793 shares ...............  $  6,793        --    $  6,793   $  6,793   $   --
                                          220,592 shares .............       --    $220,592    220,592    220,592       --

Fleet Investment Management*            Fleet Stable Asset Fund
                                          26,590 shares ..............    265,892       --      265,892    265,892      --
                                          5,235 shares ...............       --      52,350     52,350     52,350       --


                      Lynch Corporation 401(k) Savings Plan

                             EIN-38-1799862 Plan-004

            Line 27d-Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1998

                                                                                             Current Value
                                                                                              of Asset on
                                                            Purchase    Selling    Cost of    Transaction  Net Gain/
Identity of Party Involved         Description of Assets      Price      Price       Asset       Date      (Loss)
---------------------------------------------------------------------------------------------------------------------------

Category (iii)--A series of transactions in excess of 5% of the current value of plan assets (continued)

Fleet Investment Management*
 (continued)
                                  Galaxy U.S. Treasury Fund
                                      97,934 shares .......   $ 97,934         --   $ 97,934   $ 97,934   $   --
                                      105,040 shares ......         --   $105,040    105,040    105,040       --

                                  Mutual Qualified Fund
                                      16,069 shares .......    284,159         --    284,159    284,159       --
                                      6,898 shares ........         --    127,139    113,349    127,139     13,790

                                  Mutual Discovery Fund
                                      7,359 shares ........    144,450         --    144,450    144,450       --
                                      1,752 shares ........         --     30,948     33,794     30,948     (2,846)

                                  Short-term investments
                                       415,104 shares .....    415,104         --    415,104    415,104       --
                                       356,898 shares .....         --    356,898    356,898    356,898       --


There were no Category (ii) or (iv) reportable transactions during 1998.

"Lease Rental" and "Expenses Incurred with Transaction" columns were not applicable during 1998.

* Indicates party-in-interest to the Plan.

                                   SIGNATURES




     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     LYNCH CORPORATION 401(k) SAVINGS PLAN



                                     By: s/Robert E. Dolan
                                           Robert E. Dolan
                                           Member of the 401(k) Plan Committee


Dated: June 29, 1999